

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2007

Mr. Clay C. Williams
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas 77042-4200

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 1-12317**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief